United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
COMPANHIA VALE DO RIO DOCE
PUBLICLY LISTED COMPANY
CNPJ 33.592.510/0001-54
EXTRAORDINARY GENERAL MEETING
CONVENING NOTICE
Shareholders of Companhia Vale do Rio Doce (“Company”) are hereby invited to convene for an Extraordinary General Meeting to be held on August 30, 2007 at 4.30 P.M. at Avenida Graça Aranha, 26, 19º floor, in the city of Rio de Janeiro, Brazil for the purpose of discussing and deciding upon the matters set forth in the agenda below:
I.	Proposal to amend the Company’s By-laws, as follows:
i.	The addition of a sole paragraph to Article 12, to authorize the Board of Directors’ meetings to be held, under exceptional circumstances, at a location other than the Company’s headquarters;

ii.	The adjustment of the caput of Article 26 in order to increase the maximum number of Executive Officers from 9 (nine) to 11 (eleven);

iii.	The adjustment of Article 27, Paragraph 1 and Paragraph 2 and the numbering of subsequent paragraphs, to establish permanent and temporary replacement procedures for the Chief Executive Officer and other Executive Officers;

iv.	The modification of Article 29 to allow the Executive Board meetings to be held by teleconference, videoconference, or by any other means of communication;

v.	The modification of the wording of Article 21 Item IV and the addition of Article 25 Item IV in order to adjust the responsibilities of the Executive Development Committee and Governance and Sustainability Committee, with relation to issuing reports addressing health and safety-related policies; and

vi.	The adjustment of Article 33 Item VI to reflect the corresponding proposed adjustments to Article 27;
II.	Proposal for a forward stock split, pursuant to which each and every current share issued by the Company, both common and preferred, shall become two shares of the same type and class, as the case may be, and the corresponding adjustment of Article 5 and Article 6 of the Company’s By-laws;

III.	Consolidation of the amendments to the Company’s By-laws, mentioned above in Items I and II herein, if such proposed modifications are approved;

IV.	Ratification of CVRD’s acquisition of the controlling share of AMCI Holdings Australia, as required by Article 256 §1 of the Brazilian Corporate Law; and

V.	Replacement of a Board Member.

According to CVM Instruction 282, dated June 26, 1998, a shareholder must hold at least 5% (five percent) of the Company’s voting capital in order to request a cumulative voting system.
To shareholders who shall be represented by proxy, we request that you send your power of attorney document to our offices 72 (seventy-two) hours in advance of the meeting to be convened, in order to be able to confirm the legitimacy of the proxy being exercised.
Rio de Janeiro, July 27, 2007.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations